KRIEGER & PRAGER, LLP

39 BROADWAY

NEW YORK, NEW YORK 10006

Telephone: (212) 363-2900

Telecopier: (212) 363-2999

Samuel M. Krieger

skrieger@kplawfirm.com

May 3 , 2012

Mark P. Shuman, Esq.

Branch Chief – Legal

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

RE:  ChatAND, Inc.

Pre-Effective Amendment No. 5

Registration Statement on Form S-1

File No. 333-176651

Dear Mr. Shuman:

We respond to the comment letter dated April 27, 2012 in respect of Pre-Effective Amendment No. 4 to the Registration Statement on Form S-1 filed by chatAND, Inc. on April 5, 2012. The Company has revised the Registration Statement in response to the Staff’s comments and, concurrently with this letter, is filing Pre-Effective Amendment No. 5 to the Registration Statement, which incorporates the revisions discussed in this letter.

To assist in your review, for your convenience, we have set forth below each of the Staff’s comments in bold followed by the Company’s response thereto.

General

1. We note your response to prior comment 10 regarding the risk that you may lose a controlling interest in the subsidiary that holds your intellectual property to Messrs. Lebor and Rosenberg upon the failure to meet performance goals. Please provide a status update as to whether any of these goals have been met. Also, please clearly discuss this arrangement and its potential adverse effects in concise terms in your prospectus summary. Given the potential impact of the loss of your key officers and control over your intellectual property please consider more prominent placement of the risk factor as well.

In response to the Staff’s comments, the Company has highlighted the risk of a loss of a controlling interest in our subsidiary that holds the intellectual property in the Prospectus Summary. The Company also changed the placement of this risk factor in the Risk Factors. For the Staff’s information, the current status of the performance goals are as follows:

(a) The Company expects to have the product fully functional by June 30, 2012.

(b) The Company does not expect to have 150 licenses in place by June 30, 2012; however, the Company is in discussions with the holders of the Senior Secured Notes for an extension, and believe they are favorably inclined to grant same provided the Registration Statement is declared effective.

(c) As indicated to the Staff in oral communications, the Company is making every effort to have the Registration Statement effective by May 15, 2012.

(d) The Company has issued no securities without the consent of the Senior Secured Holders.

Given the fact that the Company’s Exchange Act registration will become effective at the same time as this Registration Statement is declared effective, the Company is cognizant of its obligations to promptly disclose any material event relating to the failure to meet the performance goals or an extension of time of the performance goals.

2. Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (“the Act”), please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to provide the following additional disclosures:

-	Describe how and when a company may lose emerging growth company status; and
-	Your election under Section 107(b) of the Act:
-	If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or
-	If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2)(B) of the Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures in MD&A.

In accordance with the Staff’s comments, the Company has disclosed that we are an “emerging growth company” on our cover page. In the Risk Factors section, the Company has discussed various facts regarding emerging growth companies, and our elections that the Staff has outlined in Comment No. 2. A similar statement was added to the Critical Accounting Policy section of Management’s Discussion and Analysis.

Prospectus Cover Page

3. You indicate that you will “amend this prospectus” in the event you elect to utilize placement agents in your offering. Please amend your filing pre-effectively if a placement agent is engaged prior to effectiveness and expand your disclosure to state that you will file a post-effective amendment if a placement agent is engaged after the effectiveness of your registration statement. Further, please advise whether you or your prospective placement agent will submit your compensation arrangement to FINRA for evaluation and that a FINRA representative would contact the staff to clarify whether the compensation has been cleared, prior to the effectiveness of your registration statement or post-effective amendment.

The Company has amended the cover page of the Prospectus and the Plan of Distribution to indicate that the Company will file a Post-Effective Amendment if a placement agent is engaged after the effectiveness of the Registration Statement. The Company has not engaged a placement agent to date. Any placement agent will submit his compensation arrangements to FINRA for evaluation and pre-clearance prior to the effectiveness of any post-effective amendment.

Inside Front and Outside Back Cover Pages of Prospectus

4. Please revise to provide your dealer prospectus delivery obligation legend on the inside front or outside back cover of your prospectus, instead of page 58, as required by Item 502(b) of Regulation S-K.

We have moved the required legend to the back of the Prospectus following Page F-16.

Risk Factors, page 5

5. The revised language in your second risk factor concerning your registration rights agreement and possible liquidating damages do not appear to relate to your “Going Concern” qualification. Please revise to present the risk associated with the registration rights agreement in a separate risk factor.

We have amended the Risk Factors in response to the Staff’s comments.

Management’ s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources and Going Concern, page 36

6. Your response to prior comment 13 on page 36 indicates that you anticipate will generate cash revenue at the end of the second, third, and fourth quarter of 2012. Since you have yet to generate any significant revenues, do not have a product on the market, and appear to lack existing and enforceable sales contracts to provide a reasonable basis for revenue projections, these figures appear speculative and do not appear to meet the requirements of Item 10(e) of Regulation S-K. Please revise to remove these anticipated revenues from your table or provide us with a basis for your belief that you will be able to generate such revenues, such as sales agreements or backlog of orders. Instead of providing detailed and dollar-specific breakdowns for future quarters, please revise to disclose your anticipated spending levels for the next 12 months and quantify any anticipated shortfalls in your amount of cash level to implement your business plan. A quarter-by-quarter presentation of precise dollar amounts of uncertain future expenses appears unnecessary, as you may instead provide aggregate dollar amounts basis of your estimates, with textual information regarding the amount and nature of expected changes as you begin operations. Please also revise to indicate how you plan to address your needs for capital resources, until significant amounts of revenues are generated.

We have amended Management’ s Discussion and Analysis in response to the Staff’s comments.

Notes to Consolidated Financial Statements, page F-7

7. You indicate in response to prior comment 12 that the date by which the Registration Statement must be declared effective is May 15, 2012 pursuant to an agreement between the holders of the Senior Secured Debentures and the Company. Tell us what consideration you gave to disclosing this extension in your notes to financial statements. Refer to ASC 855-10-25-3.

We have added a Subsequent Event Note in response to the Staff’s comments.

Exhibits

8. Please revise your escrow agreement and form of subscription agreement, filed as Exhibits 10.11 and 10.13, respectively, to reflect your revised minimum offering amount of $3,000,000 and 7,500,000 units. Your revised escrow agreement should be filed in executed form and the attached Escrow Agreement Information Sheet should clarify that there is no extension period.

The Company is filing Exhibits 10.11A and 10.12A revised to reflect the minimum offering amount of $3,000,000 and 7,500 Units. For the Staff’s information, a fully executed copy of the Escrow Agreement is annexed hereto in PDF format.

9. Please revise to provide details of the units being registered for sale, such as that there are 20 million units, each unit consisting of one share of common stock and a warrant to purchase one-half share of common stock, and to refer to the 10,000,000 shares of common stock underlying those 20,000,000 warrants. Numbered paragraphs 1 and 2 appear to contain overly broad assumptions. Please narrow the assumptions or in your response letter explain why assumptions retained in the revised opinion are necessary. Also, more specifically identify the future corporate actions must be performed by the board, and with respect to any future corporate actions the opinion assumes, in the response letter explain why those actions cannot be taken prior to effectiveness. For example, it is unclear why the board could not to approve the terms of the warrants, and why counsel assumes the execution of one or more warrant agreements rather than the form of warrant filed as an exhibit with the registration statement. Please revise accordingly and refer to Staff Legal Bulletin No. 19 (Oct. 14, 2011) for further guidance.

We have revised our opinion in accordance with the Staff’s comments.

Exhibit 23.1

10. Consistent with comment 21 in our letter dated February 14, 2012, please revise to include a consent that references the periods reflected in the financial statements included in the Registration Statement. In this regard, your financial statements indicate that the inception date is May 14, 2010.

A revised Exhibit 23.1 that references the periods reflected in the financial statements is being filed as an exhibit hereto.

We are also enclosing a letter from the Company regarding certain undertakings related to the Commission’s declaring the Registration Statement effective.

If you have any questions, or require further information, please feel free to contact the undersigned.

Thank you for your courtesy and cooperation in regard to this matter.

Very truly yours,

KRIEGER & PRAGER, LLP

/s/

By: SAMUEL M. KRIEGER

SMK/pm

cc:	chatAND, Inc.